UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 11, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

On September 11, 2014, Ironridge Global IV, Ltd. (“Ironridge”) requested an additional 3,830,396 common shares of NewLead Holdings Ltd. (the “Company”). As of September 11, 2014, Ironridge had requested and/or received approximately 18.3 million shares (adjusted to reflect the 1-for-50 reverse split effective as of May 15, 2014 and the 1-for-50 reverse split effective as of July 15, 2014), as contained in Exhibit A, approximately 7.0 million of which have been requested but not issued, and are therefore not included in the shares outstanding number below.

As of July 31, 2014, Ironridge has invested $2.5 million in the Company and force funded another $2.5 million, which was immediately returned pending resolution of the arbitration, and, as disclosed to the Company by Ironridge, has sold the common shares of the Company issued to it for aggregate proceeds of $32.3 million.

As of September 12, 2014, the Company had approximately 42.6 million shares outstanding.

 Exhibit A

9,883,716	197,674.320	197,675	09.07.2014
	2,723,257	54,465.140	54,466	16.07.2014
	2,723,257	54,465.140	54,466	16.07.2014
	2,855,782	57,115.640	57,116	16.07.2014
	1,224,223	24,484.460	24,485	16.07.2014
	13,273,481	265,469.620	265,470	16.07.2014
	35,100,000	702,000.000	702,000	16.07.2014
	1,456,357	29,127.140	29,128	16.07.2014
	7,281,781	145,635.620	145,636	16.07.2014
	1,626,035	32,520.700	32,521	16.07.2014
	6,494,882	129,897.640	129,898	16.07.2014
	6,494,882	129,897.640	129,898	16.07.2014
	7,848,704	156,974.080	156,975	16.07.2014
	10,796,159	215,923.180	215,924	16.07.2014
		820,000.000	820,000	17.07.2014
		181,831.000	181,831	18.07.2014
		89,151.000	89,151	18.07.2014
		181,831.000	181,831	18.07.2014
		181,831.000	181,831	18.07.2014
		181,831.000	181,831	18.07.2014
		193,525.000	193,525	18.07.2014
		24,695.000	24,695	21.07.2014
		211,181.000	211,181	21.07.2014
		1,100,000.000	1,100,000	08.08.2014
		1,300,000.000	1,300,000	11.08.2014
		2,800,000.000	2,800,000	11.08.2014
		3,200,000.000	3,200,000	21.08.2014
		3,830,396.000	3,830,396	12.09.2014
	202,550,395	**18,347,279.895**	**18,347,296**	

Red = Request by Ironridge

Grey = Numbers ajusted post 1:50 reverse split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer